EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: January 13, 2025

Oaktree Value Equity Fund, L.P.

By: Oaktree Value Equity Fund GP, L.P.
Its: General Partner

By: Oaktree Value Equity Fund GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By: /s/ Evan Kramer
Name: Evan Kramer
Title: Senior Vice President

By: /s/ Jacob Wagner
Name: Jacob Wagner
Title: Managing Director

Oaktree Capital Holdings, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Oaktree Capital Group Holdings GP, LLC

By: /s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

Brookfield Asset Management ULC

By: /s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory